[Letterhead of Wachtell, Lipton, Rosen & Katz]




May 25, 2006



Mr. Christian Windsor, Special Counsel
U.S. Securities and Exchange Commission
100 F Street N.E.
Attention: Mail Stop 4561
Washington, DC  20549

Re:      North Fork Bancorporation, Inc.
         Amendment Number One to Form 10-K
         April 28, 2006
         File Number 001-10458

Dear Mr. Windsor:

We are writing on behalf of North Fork Bancorporation Inc. (the "Registrant") in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated May 12, 2006 (the "May 12 Letter"), with respect to the Amendment Number One to Form 10-K (File No. 001-10458) filed on April 28, 2006. The responses to the Staff's comments are set out in the order in which the comments were set out in the May 12 Letter and are numbered accordingly. In addition, we are providing to the Staff under separate cover the Registrant's responses to comments 2, 3 and 4 for which, due to their highly sensitive and confidential commercial and financial nature, the Registrant will request confidential treatment under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. ss. 200.83(c).

ITEM 4A - EXECUTIVE OFFICERS OF THE REGISTRANT, PAGE 13
     1. While we note that you disclose executive compensation for the chief executive officer and two other officers, we do not see disclosure for two other of your most highly compensated executive officers other than the CEO. Please revise in accordance with Item 402(a)(3) of Regulation S-K.

RESPONSE:
The Registrant has only three executive officers, as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These are the three individuals listed in the Summary Compensation Table. None of the other officers of the registrant (e.g., the Corporate Secretary) is in charge of a principal business unit or function or performs any policy-making function for the registrant, and no other person, including any executive officer of any subsidiary, performs a policy-making function for the registrant. North Fork has consistently provided this disclosure for many years and believes that it meets the requirements of 402(a)(3) of Regulation S-K.

Christian Windsor, Special Counsel                                  May 25, 2006
U.S. Securities and Exchange Commission                                   Page 2


NOTE 10 - DERIVATIVE FINANCIAL INSTRUMENTS, PAGE 69
     2. For each of the hedging relationships described in your footnote beginning on page 69, please tell us the following so that we may better understand your accounting treatment:
         o the specific terms of each hedged item, including any conversion, call or interest rate deferral features;
         o the specific terms of each hedging instrument;
         o the specific hedged risk you identify in your hedge documentation;
         o the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each type of hedge; and
         o how you qualify under paragraph 68 of SFAS 133 to use the shortcut method to assess hedge effectiveness, if applicable.

     3. For your cash flow hedges of repurchase agreements, please tell us whether any of your hedges involve brokered repurchase agreements. If so, please tell us how you considered any broker fees or commissions paid and/or any discounts/premiums on these repurchase agreements in determining whether your swaps had a fair value of zero at inception, if application.

     4. For your fair value hedges of subordinated notes which convert from fixed to floating rates after five years, please tell us how you considered the guidance in SFAS 133 Implementation Issue No. F2 in determining that these partial term fair value hedges can qualify for hedge accounting under SFAS 133.

RESPONSE:

The Registrant's responses to the above Staff comments are set forth in a separate letter of even date herewith, which is being separately provided, and with respect to which the Registrant will request confidential treatment under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. ss. 200.83(c).


ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT, PAGE 100

     5. Item 10 of Part III of the instructions to Form 10-K requires disclosure under Item 401. We do not see a description of the business experience for the directors during the past

Christian Windsor, Special Counsel                                  May 25, 2006
U.S. Securities and Exchange Commission                                   Page 3


         five years. Please revise to provide the business experience of all required people pursuant to Item 401(e) of Regulation S-K.

RESPONSE:
The disclosure required under Item 401(e) of Regulation S-K regarding the business experience of each director during the past five years is included in the directors' table (pages 100 through 101), as noted in footnote (a) to the table. Such disclosure is set forth in the table under the name of each director, and consists of the name of each company or enterprise the business of which constituted the principal occupation of the particular director at any time during the five-year period, the director's position with the company or enterprise, and (in cases where such is not obvious) the business engaged in by the company or enterprise. Any affiliation between the registrant and the company or enterprise, if not self-evident, is also identified. North Fork has consistently used this disclosure format, and believes it is the most effective and efficient way of communicating to stockholders the recent business experience of its directors and believes that it meets the requirements of Item 401(e) of Regulation S-K.

The information provided in response to the Staff's comments has been supplied by the Registrant, which is solely responsible for the adequacy and accuracy of the disclosure in the filing. The Registrant acknowledges that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and that the Registrant may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please feel free to contact the undersigned at Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, telephone: (212) 403-1000, facsimile: (212) 403-2381.


Very truly yours,

/s/ Nicholas G. Demmo

Nicholas G. Demmo.